Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Marblegate Acquisition Corp.	Delaware
DePalma Acquisition I LLC	Delaware
DePalma Acquisition II LLC	Delaware